Exhibit 4(i)

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LIHIR GOLD
LIMITED
Incorporated in Papua New Guinea
ARBN 069 803 998

26 April 2004

Maccullochella Pty Limited
15 Ryan Street
Curtin, ACT, 2605
Australia

Dear Sirs

CONTRACT FOR SERVICES OF PROFESSOR ROSS GARNAUT AS CHAIRMAN OF LIHIR GOLD LIMITED (THE “COMPANY”)

The Company understands that Professor Garnaut is employed by Maccullochella Pty Limited, ACN 053 265 044 (“Maccullochella”). The board of directors of the Company (the “Board”) has reappointed Professor Garnaut as Chairman pursuant to article 21.7 of the Company’s constitution and he has accepted his appointment on, and subject to Maccullochella agreeing to, the following terms and conditions:

1.	COMMENCEMENT

Professor Garnaut’s re-appointment will commence on 1 May 2004.

2.	TERM

Professor Garnaut’s appointment will be for three years, subject to his continuing to hold office as director of the company and otherwise to any earlier termination as provided for below. When his term expires, or if it is terminated early, he will offer to resign as a director of the Company.

3.	DUTIES AND RESPONSIBILITIES

As Chairman of the Company, Professor Garnaut’s duties and responsibilities will include, inter alia:

(a)	to attend and chair all Board meetings and general meetings of the Company;

(b)	to faithfully and diligently carry out, undertake and exercise on a regular but part time basis such other duties and responsibilities in relation to the business of the Company as the Board may from time to time properly direct or delegate or which may otherwise be required by the Company’s constitution, by the Companies Act 1977 or by the Listing Rules of any applicable stock exchange.

LIHIR MANAGEMENT COMPANY LTD ARBN 059 005 766 THE MANAGER OF LIHIR GOLD LIMITED
PORT MORESBY OFFICE
7th Floor, Pacific Place, Cnr. Champion Parade & Musgrave Street, Port Moresby,
P.O. Box 789, Port Moresby
Telephone (675) 321 7711, Facsimile (675) 321 4705

(c)	to conform to, observe and comply with, all lawful and reasonable directions, resolutions and restrictions made or given by the Board, and with all charters, rules and protocols which may be adopted by the Board from time to time;

(d)	generally, to use his best endeavours to promote the interests of the Company; and

(e)	to devote so much of his time, attention and abilities as is reasonably necessary for the proper performance of his duties and responsibilities.

4.	FEES AND COSTS

(a)	Subject to paragraphs (b) and (c), the Company shall pay to Maccullochella, in consideration for it making Professor Garnaut’s services available to perform his duties and responsibilities as Chairman, in quarterly instalments in arrears:

(i)	during the 2004 calendar year - a fee of A$162,025.

(ii)	during the 2005 calendar year - a fee which amounts to A$162,025 multiplied by (1+X) where X is the percentage change in the Consumer Price Index in Australia during the 2004 calendar year.

(iii)	during any succeeding year thereafter, the fee amount payable in the preceding year, grossed up by the percentage change in the Consumer Price Index in Australia during that preceding year in the manner referred to in (ii) above.

(b)	If required by law, the Company shall deduct from the fees payable under paragraph (a) any applicable foreign contractors tax, withholding tax or other tax payable at source in Papua New Guinea.

(c)	If Professor Garnaut’s engagement is terminated early, the next and final payment of Maccullochella’s fees will be of an amount which is in the same proportion to the quarterly instalment otherwise payable at the end of the then current quarter, as the number of days in the quarter before such termination bears to the aggregate number of the days in the quarter.

(d)	In addition to Maccullochella’s fees, the Company shall reimburse Professor Garnaut for the reasonable costs which he incurs in performing his duties and responsibilities as Chairman, including a reasonable proportion of the expenses of his private office facilities and secretarial support in Canberra in accordance with a budget which he is to give to the Company in advance each year.

5.	INDEMNITY

The Company indemnifies Professor Garnaut against any liability incurred in defending any civil or criminal proceedings arising out of the performance of his duties and responsibilities in which:

(a)	judgement is given in his favour;

(b)	he is acquitted; or

(c)	relief is granted to him under the Companies Act of Papua New Guinea,

but this indemnity will not apply in respect of any reckless, fraudulent, negligent or wilful act or omission by Professor Garnaut or to the extent that any such liability is covered by corporate or personal insurance, and this indemnity will not apply to the extent (and only to the extent) that it is inconsistent with the terms of article 28.2 of the Company’s constitution at the date of this letter, or any corresponding article or rule which may replace it during his term of office.

6.	CONFIDENTIALITY

(a)	By virtue of Professor Garnaut’s appointment, he will be aware of information relating to or concerning the business or affairs of the Company and its associated companies including, without limitation, trade secrets, secret processes, sales and marketing information, product specifications, financial and accounting details, financial arrangements and customer information (the “Confidential Information”).

(b)	Professor Garnaut must not (except in the proper course of his duties) either during or after his engagement under these terms and conditions on divulge to any person, and he must use his best endeavors to prevent the publication or disclosure of, any Confidential Information.

(c)	Neither Maccullochella, Professor Garnaut nor the Company may disclose any of the provisions of these terms and conditions except to the extent required by legislation or by the rules of an applicable stock exchange and, if so required, the parties must consult with each other as to the extent and manner of the disclosure.

7.	NON-COMPETITION

During Professor Garnaut’s term as chairman, he must not without the consent of the Board be concerned or interested in any other business of a similar nature to or competitive with that carried on by the Company, or accept or hold a directorship or other office in any other mining company. However, this shall not prevent him from holding or being otherwise interested in any shares or other securities of any corporation where such securities are for the time being quoted on any recognized stock exchange, whether in Australia or elsewhere, if the holding or interest in shares or other securities does not or would not exceed 5% of the issued share capital of that corporation.

8.	TERMINATION

(a)	Professor Garnaut’s engagement may be terminated:

(i)	by him, by giving six months’ written notice to the Company; or

(ii)	by the Company, by giving six months’ written notice to Professor Garnaut;

and such termination will take effect on the expiration of that period of notice.

(b)	Professor Garnaut’s engagement may be terminated forthwith by the Company without any liability or obligation to give any notice or to pay compensation in lieu of notice if, at any time:

(i)	he commits any serious or persistent breach of these terms and conditions;

(ii)	he is guilty of any serious misconduct or serious neglect in the discharge of his duties and responsibilities under these terms and conditions;

(iii)	he becomes bankrupt or makes any arrangement or composition with his creditors or takes advantage of any legislation for the time being in force for relief of an insolvent debtor;

(iv)	he is convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board, does not affect his position as Chairman of the Company;

(v)	he is removed as a director of the Company by a resolution of a general meeting;

(vi)	he otherwise ceases to be qualified to hold the office of director either under the Company’s constitution or the Companies Act of Papua New Guinea; or

(vii)	he ceases, for any reason, to be employed by Maccullochella.

(c)	Professor Garnaut’s engagement shall also terminate upon his death.

9.	GENERAL

(a)	Maccullochella will secure that Professor Garnaut will at all relevant times, comply with the terms and conditions of this contract in like manner as if the contract had been made with him as an individual in place of Maccullochella.

(b)	This is a contract for Professor Garnaut’s services and does not make him an employee of the Company. He shall not be regarded or treated as an employee for any purpose.

(c)	Any notices to be given to Maccullochella under this contract may be sent to it by post to the address given for it above, or by facsimile transmission to (+61 2) 6285 2336, or such other postal address or facsimile number of which Maccullochella may give notice to the Company. Any notice to be given by Maccullochella to the Company under this contract may be sent by post or by facsimile transmission to the postal address or facsimile number of which the Company may give notice to Maccullochella.

(d)	Any provision of this contract which is invalid or unenforceable in any jurisdiction is to be read down for the purposes of that jurisdiction so as to be valid and enforceable, and is otherwise capable of being severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this contract.

(e)	This contract is governed by the law in force in Papua New Guinea. The parties submit to the non-exclusive jurisdiction of the courts of Papua New Guinea in respect of any proceedings in connection with this contract.

If Maccullochella accepts the foregoing terms and conditions of Professor Garnaut’s engagement, please sign both copies of this letter and return one to me. It is also requested that Professor Garnaut personally sign both copies to acknowledge that he agrees to and is bound by these terms and conditions.

Yours faithfully

/s/ Mark Laurie

MARK LAURIE
COMPANY SECRETARY

Maccullochella Pty Limited accepts the foregoing terms and conditions on this day of April 2004.

THE COMMON SEAL OF	)
MACCULLOCHELLA PTY LIMITED	)	[SEAL]
was affixed in the presence of, and the sealing is attested by:	) )

/s/ Ross Garnaut	/s/ Jayne Garnaut

Secretary	Director
Name (printed): Ross Garnaut	Name (printed) Jayne Garnaut

In consideration of the Company agreeing to pay the fees referred to above to Maccullochella for making my services available and to reimburse the costs referred to above to me, I Ross Gregory Garnaut, agree to the foregoing terms and conditions and to be bound by my obligations under them.

Signed: /s/ Ross Garnaut

Dated: 28 April 2004